NEVSUN

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on Monday, May 4, 2015

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 9:00 AM (Pacific Time) on Thursday, April 30, 2015.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of Nevsun Resources Ltd. hereby appoint: Clifford T. Davis, or failing him, Joseph P. Giuffre,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Nevsun Resources Ltd. to be held at Suite 1100 - 840 Howe Street, Vancouver, BC, on Monday, May 4, 2015 at 9:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of Directors at six (6).	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. R. Stuart Angus	☐	☐	02. Ian R. Ashby	☐	☐	03. Clifford T. Davis	☐	☐
04. Robert J. Gayton	☐	☐	05. Gary E. German	☐	☐	06. Gerard E. Munera	☐	☐

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	For	Withhold
3. Appointment of Auditors To appoint KPMG LLP as Auditors of the Company for the ensuing year and authorize the Directors to fix their remuneration.	☐	☐

	For	Against
4. Approval of Stock Option Plan and Unallocated Options To approve the continuation and ratification of the Stock Option Plan without change, and approve all unallocated Options issuable pursuant to the Stock Option Plan for granting pursuant to the Stock Option Plan.	☐	☐

	For	Against
5. Say on Pay Advisory Vote To approve the advisory resolution on the Company's approach to executive compensation.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

N S U Q 2 0 1 5 6 7 A R 1

VOTING INSTRUCTION FORM
NEVSUN RESOURCES LTD.

MEETING TYPE: ANNUAL AND SPECIAL MEETING
MEETING DATE: MONDAY, MAY 04, 2015 AT 09:00 A.M. PDT
RECORD DATE: FOR HOLDERS AS OF MARCH 23, 2015
PROXY DEPOSIT DATE: APRIL 30, 2015
A/C

64156L101

→ ** ISSUER COPY **

STEP 1 — REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE.

SCAN TO VIEW MATERIAL AND VOTE NOW →

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT:

1-800-454-8683

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE

*****WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*****

STEP 2 — COMPLETE YOUR VOTING DIRECTIONS

2 - **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX " ▮ " PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD
01-R. STUART ANGUS	☐	☐
02-IAN R. ASHBY	☐	☐
03-CLIFFORD T. DAVIS	☐	☐
04-ROBERT J. GAYTON	☐	☐
05-GARY E. GERMAN	☐	☐
06-GERARD E. MUNERA	☐	☐

ITEM(S): (FILL IN ONLY ONE BOX " ▮ " PER ITEM IN BLACK OR BLUE INK)

VOTING RECOMMENDATIONS

Item			Voting Recommendation
1 - TO SET THE NUMBER OF DIRECTORS AT SIX (6). ---------------------->>>	FOR ☐	AGAINST ☐	1 <<<--- FOR 0010110
3 - TO APPOINT KPMG LLP AS AUDITORS OF THE COMPANY FOR THE ENSUING --->>> YEAR AND AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.	FOR ☐	WITHHOLD ☐	3 <<<--- FOR 0010200
4 - TO APPROVE THE CONTINUATION AND RATIFICATION OF THE STOCK OPTION -->>> PLAN WITHOUT CHANGE, AND APPROVE ALL UNALLOCATED OPTIONS ISSUABLE PURSUANT TO THE STOCK OPTION PLAN FOR GRANTING PURSUANT TO THE STOCK OPTION PLAN.	FOR ☐	AGAINST ☐	4 <<<--- FOR 0022401
5 - TO APPROVE THE ADVISORY RESOLUTION ON THE COMPANY'S APPROACH TO --->>> EXECUTIVE COMPENSATION.	FOR ☐	AGAINST ☐	5 <<<--- FOR 0029440

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

FILL IN THE BOX " ▮ " TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. → ☐

STEP 3 — THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

ANNUAL AND SPECIAL MEETING
NEVSUN RESOURCES LTD.

WHEN:
MONDAY, MAY 04, 2015 AT 09:00 A.M. PDT

WHERE:
SUITE 1100 - 840 HOWE STREET
VANCOUVER, BC

** ISSUER COPY ** 1 1

**

NEVSUN RESOURCES LTD.
760-669 HOWE STREET
VANCOUVER, BC V6C 0B4
CANADA

About Voting

A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the item(s) being covered at the meeting, which are described in the Proxy Statement.

Please read the Proxy Statement carefully and take note of any relevant proxy deposit date.
We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse.

If you have any questions, please contact the person who services your account.

We have been requested to forward to you the enclosed proxy material relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. We shall be pleased to vote your securities in accordance with your wishes, if you will execute the form and return it to us promptly in the enclosed business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement.

For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of your form.

For margin accounts, in the event your securities have been loaned over record date, the number of securities we vote on your behalf has been or can be adjusted downward.

Please note that under a rule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January 1, 2010, brokers are no longer allowed to vote securities held in their clients' accounts on uncontested elections of directors unless the client has provided voting instructions (it will continue to be the case that brokers cannot vote their clients' securities in contested director elections). Consequently, if you want us to vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election of directors is the primary method for shareholders to influence the direction taken by a publicly-traded company. We urge you to participate in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities in this election.

If your securities are held by a broker who is a member of the New York Stock Exchange (NYSE), the rules of the NYSE will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the material was mailed at least 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed 25 days or more prior to the meeting date). In order for your broker to exercise this discretionary authority, proxy material would need to have been mailed at least 15 days prior to the meeting date, and one or more of the matters before the meeting must be deemed "routine" in nature according to NYSE guidelines. If these two requirements are met and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date.

The following instructions provide specifics regarding the meeting for which this voting form applies.

Instruction 1

All proposals for this meeting are considered "routine". We will vote in our discretion on all proposals, if your instructions are not received.

If your securities are held by a bank, your securities cannot be voted without your specific instructions.

Instruction 2

In order for your securities to be represented at the meeting on one or more matters before the meeting, it will be necessary for us to have your specific voting instructions. If your securities are held by a bank, your securities cannot be voted without your specific instructions.

Instruction 3

In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions.

Instruction 4

We have previously sent you proxy soliciting material pertaining to the meeting of shareholders of the company indicated. According to our latest records, we have not as of yet received your voting instruction on the matter(s) to be considered at this meeting and the company has requested us to communicate with you in an endeavor to have your securities voted.

**If you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is required to deliver these materials to you. If you have advised your intermediary that you object to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer. These materials are being sent at no cost to you.

To attend the meeting and vote your shares in person

If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the Proxy Statement applicable to the delivery of a proxy.

The legal proxy will be mailed to the name and address noted on the other side of this form. **You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement.** You or your designate must attend the meeting for your vote to be counted.

Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent.

Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective. **If you have any questions, please contact the person who services your account.**

Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials

By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer (or its agent) for mailing purposes.

PLEASE SEE OVER

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